Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTION

FINANCE LEASE ARRANGEMENT

FINANCE LEASE AGREEMENT

On 23 August 2012, Sichuan Petrochemical entered into the Finance Lease Agreement with Kunlun Financial Leasing, pursuant to which Sichuan Petrochemical has agreed to lease from Kunlun Financial Leasing the Lease Assets, which shall be transferred from Sichuan Petrochemical to Kunlun Financial Leasing at the consideration of RMB3,000 million (equivalent to approximately HK$2,460 million). Pursuant to the Finance Lease Agreement, the transfer of the Lease Assets from Sichuan Petrochemical to Kunlun Financial Leasing shall complete on or before 31 December 2012.

The lease period for the Lease Assets is eight years (96 months) commencing from the date on which the Purchase Consideration is fully paid by Kunlun Financial Leasing subject to the fulfilment of the conditions precedent set out in this announcement.

The lease rent consists of the principal amount of RMB3,000 million (equivalent to approximately HK$2,460 million) and lease interests. The annual lease interest rate shall be a floating interest rate which is equivalent to the annual RMB benchmark lending rate for term loans of more than five years promulgated by the PBOC from time to time.

During the period from the day on which Kunlun Financial Leasing pays the first instalment of the Purchase Consideration to the day on which the lease period commences (i.e. the day on which the Purchase Consideration is fully paid), pre-lease interests will be charged on the amount of Purchase Consideration that has been paid by Kunlun Financial Leasing at the same rate as that for the lease interests as set out in this announcement.

As at the date of this announcement, the RMB benchmark lending rate for term loans of more than five years promulgated by the PBOC is 6.55% per annum. Based on this interest rate and assuming the Purchase Consideration will be paid by Kunlun Financial Leasing in three equal instalments every two months after the execution of the Finance Lease Agreement in accordance with the notice of payment issued by Sichuan Petrochemical, the total amounts of lease interests and pre-lease interests for the entire term of the Finance Lease Agreement are approximately RMB1,061 million (equivalent to approximately HK$870 million) and RMB33 million (equivalent to approximately HK$27 million), respectively. The Lease Consideration for the entire term of the Finance Lease Agreement is approximately RMB4,094 million (equivalent to approximately HK$3,357 million).

In the event that PBOC adjusts the RMB benchmark lending rate for term loans of more than five years, the rate for lease interests and pre-lease interests under the Finance Lease Agreement will be adjusted accordingly. Kunlun Financial Leasing will issue a notice of adjustment to the pre-lease interests and the lease rent to Sichuan Petrochemical.

Titles of the Lease Assets shall vest in Kunlun Financial Leasing throughout the lease period. Subject to there being no default by Sichuan Petrochemical under the Finance Lease Agreement, or that such default has been rectified by Sichuan Petrochemical and accepted by Kunlun Financial Leasing, and upon the expiry of the Finance Lease Agreement, Sichuan Petrochemical has an option to purchase the Lease Assets from Kunlun Financial Leasing at a nominal price of RMB10,000 (equivalent to approximately HK$8,200). Upon the receipt of full payment by Kunlun Financial Leasing, titles of the Lease Assets shall vest in Sichuan Petrochemical on an as-is basis.

REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCE LEASE AGREEMENT

As Sichuan Petrochemical requires additional financial resources, the entering into of the Finance Lease Agreement provides Sichuan Petrochemical with an alternative source of financing which facilitates its development of the integration of refining and chemicals and effective control of financing risks.

LISTING RULES IMPLICATIONS

Sichuan Petrochemical is directly owned as to 90% by the Company. CNPC is the controlling shareholder of the Company. As Kunlun Financial Leasing is directly owned as to 90% by CNPC and is an associate of CNPC, Kunlun Financial Leasing is a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Finance Lease Agreement entered into by Sichuan Petrochemical and Kunlun Financial Leasing constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As certain applicable percentage ratios are more than 0.1% but less than 5%, the transaction contemplated under the Finance Lease Agreement is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under the Listing Rules.

1.	FINANCE LEASE AGREEMENT

Date

23 August 2012

Parties

Lessor:	Kunlun Financial Leasing, which is directly owned as to 90% by CNPC, the controlling shareholder of the Company

Lessee:	Sichuan Petrochemical, which is directly owned as to 90% by the Company

On 23 August 2012, Sichuan Petrochemical entered into the Finance Lease Agreement with Kunlun Financial Leasing, pursuant to which Sichuan Petrochemical has agreed to lease from Kunlun Financial Leasing the Lease Assets, which shall be transferred from Sichuan Petrochemical to Kunlun Financial Leasing at the consideration of RMB3,000 million (equivalent to approximately HK$2,460 million). Pursuant to the Finance Lease Agreement, the transfer of the Lease Assets from Sichuan Petrochemical to Kunlun Financial Leasing shall complete on or before 31 December 2012.

Lease Assets

The Lease Assets comprise (i) ethylene production equipment of 800,000 tons/annum production capacity (including hydrogenated gasoline production equipment of 350,000 tons/annum production capacity and the pipe rack of cracking furnace), (ii) linear low density polyethylene production equipment of 300,000 tons/annum production capacity, (iii) high density polyethylene production equipment of 300,000 tons/annum production capacity, (iv) ethylene glycol production equipment of 360,000 tons/annum production capacity and (v) polypropene production equipment of 450,000 tons/annum production capacity.

The Lease Assets were purchased by Sichuan Petrochemical at its sole discretion from various suppliers at its own choice. To the best knowledge, information and belief of the Directors having made all reasonable enquiries, suppliers of the Lease Assets and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

The book value of the Lease Assets is approximately RMB3,937 million (equivalent to approximately HK$3,228 million).

Lease Period

The lease period for the Lease Assets is eight years (96 months) commencing from the date on which the Purchase Consideration is fully paid by Kunlun Financial Leasing subject to the fulfilment of the conditions precedent set out under the section headed “Purchase of the Lease Assets by Kunlun Financial Leasing” in this announcement.

Lease Consideration and Payment

Lease Rent and Payment

The lease rent consists of the principal amount of RMB3,000 million (equivalent to approximately HK$2,460 million) and lease interests. The annual lease interest rate shall be a floating interest rate which is equivalent to the annual RMB benchmark lending rate for term loans of more than five years promulgated by the PBOC from time to time.

The lease rent will be paid by Sichuan Petrochemical in equal instalments every three months during the lease period except that Sichuan Petrochemical shall only pay lease interests to Kunlun Financial Leasing on a three-month basis for the first two years (24 months) of the lease period.

Pre-Lease Interests

During the period from the day on which Kunlun Financial Leasing pays the first instalment of the Purchase Consideration to the day on which the lease period commences (i.e. the day on which the Purchase Consideration is fully paid), pre-lease interests will be charged on the amount of the Purchase Consideration that has been paid by Kunlun Financial Leasing at the same rate as that for lease interests as set out above in this announcement. The pre-lease interests will be paid by Sichuan Petrochemical to Kunlun Financial Leasing every three months and shall be paid up in full upon the commencement of the lease period.

Lease Consideration

As at the date of this announcement, the RMB benchmark lending rate for term loans of more than five years promulgated by the PBOC is 6.55% per annum. Based on this interest rate and assuming the Purchase Consideration will be paid by Kunlun Financial Leasing in three equal instalments every two months after the execution of the Finance Lease Agreement in accordance with the notice of payment issued by Sichuan Petrochemical, the total amounts of lease interests and pre-lease interests for the entire term of the Finance Lease Agreement are approximately RMB1,061 million (equivalent to approximately HK$870 million) and RMB33 million (equivalent to approximately HK$27 million), respectively. The Lease Consideration for the entire term of the Finance Lease Agreement is approximately RMB4,094 million (equivalent to approximately HK$3,357 million).

In the event that PBOC adjusts the RMB benchmark lending rate for term loans of more than five years, the rate for lease interests and pre-lease interests under the Finance Lease Agreement will be adjusted accordingly. Kunlun Financial Leasing will issue a notice of adjustment to the pre-lease interests and the lease rent to Sichuan Petrochemical.

The Lease Consideration has been determined after arm’s length negotiation between Sichuan Petrochemical and Kunlun Financial Leasing with reference to the prevailing market rate for comparable assets finance leases.

Ownership and Purchase Option

Titles of the Lease Assets shall vest in Kunlun Financial Leasing throughout the lease period.

Subject to there being no default by Sichuan Petrochemical under the Finance Lease Agreement, or that such default has been rectified by Sichuan Petrochemical and accepted by Kunlun Financial Leasing, and upon the expiry of the Finance Lease Agreement, Sichuan Petrochemical has an option to purchase the Lease Assets from Kunlun Financial Leasing at a nominal price of RMB10,000 (equivalent to approximately HK$8,200). Upon the receipt of full payment by Kunlun Financial Leasing, titles of the Lease Assets shall vest in Sichuan Petrochemical on an as-is basis.

Purchase of the Lease Assets by Kunlun Financial Leasing

Pursuant to the Finance Lease Agreement, Sichuan Petrochemical has conditionally agreed to sell and Kunlun Financial Leasing has conditionally agreed to purchase the Lease Assets at the consideration of RMB3,000 million (equivalent to approximately HK$2,460 million).

Payment of the Purchase Consideration by Kunlun Financial Leasing under the Finance Lease Agreement will be made by instalments and is subject to the following conditions:

(a)	Kunlun Financial Leasing having received from Sichuan Petrochemical the original copies or certified true copies of the original purchase agreements for the Lease Assets;

(b)	Kunlun Financial Leasing having received the original copies or certified true copies of the proofs showing that Sichuan Petrochemical has the complete ownership of the Lease Assets; and

(c)	Kunlun Financial Leasing having received from Sichuan Petrochemical the notice of payment indicating, among others, the amount of payment and date(s) of payment.

The transfer of the Lease Assets to Kunlun Financial Leasing shall complete on or before 31 December 2012.

If the transfer has not been completed or is not able to be completed on or before 31 December 2012 other than due to the default of Kunlun Financial Leasing, Kunlun Financial Leasing has the right to (i) terminate the Finance Lease Agreement and request Sichuan Petrochemical to (a) refund the amount of the Purchase Consideration that it has already paid under the Finance Lease Agreement and (b) pay interests on such amount at the same rate as that for the lease interests as set out under the section headed "Lease Consideration and Payment" in this announcement, or (ii) negotiate with Sichuan Petrochemical for other arrangements. If Kunlun Financial Leasing chooses to terminate the Finance Lease Agreement and requests the relevant payment from Sichuan Petrochemical as set out under item (i) above, titles of the Lease Assets shall vest in Sichuan Petrochemical on an as-is basis;

Interests on Late Payment

If Sichuan Petrochemical fails to pay the lease rent or any other payment as provided under the Finance Lease Agreement, a late payment interest will be charged on a daily basis at the rate of 0.05% on the amount due during the period from the original payment date to the date on which payment is actually made by Sichuan Petrochemical.

Transfer of Rights, Interests and Obligations

Kunlun Financial Leasing cannot, without the prior written consent of Sichuan Petrochemical, transfer all its rights and interests under the Finance Lease Agreement to any third party, or pledge or mortgage the Lease Assets to any third party.

Sichuan Petrochemical cannot, without the prior written consent of Kunlun Financial Leasing, transfer its rights and obligations under the Finance Lease Agreement to any third party, or pledge or mortgage the Lease Assets to any third party.

2.	REASONS FOR AND BENEFITS OF ENTERING INTO THE FINANCE LEASE AGREEMENT

As Sichuan Petrochemical requires additional financial resources, the entering into of the Finance Lease Agreement provides Sichuan Petrochemical with an alternative source of financing which facilitates its development of the integration of refining and chemicals and effective control of financing risks.

The transaction contemplated under the Finance Lease Agreement has been approved at the Sixth meeting of the Fifth session of the Board. The executive Directors and non-executive Directors of the Company, Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice Chairman of the Board, Mr Liao Yongyuan, Mr Ran Xinquan, Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai, all being Directors connected with CNPC, have abstained from voting in view of their position as connected Directors. Save as disclosed above, none of the Directors has any material interests in the transaction contemplated under the Finance Lease Agreement. The independent non-executive Directors of the Company consider that the terms of the Finance Lease Agreement are normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

3.	LISTING RULES IMPLICATIONS

Sichuan Petrochemical is directly owned as to 90% by the Company. CNPC is the controlling shareholder of the Company. As Kunlun Financial Leasing is directly owned as to 90% by CNPC and is an associate of CNPC, Kunlun Financial Leasing is a connected person of the Company under the Listing Rules. Accordingly, the transaction contemplated under the Finance Lease Agreement entered into by Sichuan Petrochemical and Kunlun Financial Leasing constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As certain applicable percentage ratios are more than 0.1% but less than 5%, the transaction contemplated under the Finance Lease Agreement is subject to the reporting and announcement requirements but is exempt from independent shareholders’ approval requirement under the Listing Rules.

4.	INFORMATION ON THE COMPANY, SICHUAN PETROCHEMICAL, CNPC AND KUNLUN FINANCIAL LEASING

Information of the Company

The Company is principally engaged in petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and marketing of crude oil and natural gas;

(b)	the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products;

(c)	the marketing of refined products and trading business; and

(d)	the transmission of natural gas, crude oil and refined products and the sale of natural gas.

Information of Sichuan Petrochemical

Sichuan Petrochemical was established in 2007 and is owned as to 90% by the Company. Sichuan Petrochemical is principally engaged in the business of oil refining, petrochemicals and the production, transportation, storage and sale of chemical products.

Information of CNPC

CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

Information of Kunlun Financial Leasing

Kunlun Financial Leasing is owned as to 90% by CNPC and is a non-bank financial institution which was established with the approval of the CBRC in 2010. It is principally engaged in, among other things, finance leasing, accepting fixed deposits for the period of one year or above from shareholders, interbank borrowings and borrowings from financial institutions.

5.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“associate”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of directors of the Company, including the independent non-executive Directors of the Company

“CBRC”	the China Banking Regulatory Commission

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團公司), a state-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange

“connected persons”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Director”	director of the Company

“Finance Lease Agreement”	a finance lease agreement entered into between Sichuan Petrochemical and Kunlun Financial Leasing on 23 August 2012 in respect of the transfer and the lease of the Lease Assets

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Kunlun Financial Leasing”	Kunlun Financial Leasing Co., Ltd (崑崙金融租賃有限責任公司), a company established in the PRC with limited liability and directly owned as to 90% by CNPC

“Lease Assets”	the lease assets to be transferred and leased under the Finance Lease Agreement

“Lease Consideration”	the total lease consideration to be paid by Sichuan Petrochemical to Kunlun Financial Leasing under the Finance Lease Agreement, which comprises the principal amount of RMB3,000 million (equivalent to approximately HK$2,460 million), lease interests and pre-lease interests

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange Hong Kong Limited

“PBOC”	the People’s Bank of China

“PRC”	the People’s Republic of China

“Purchase Consideration”	the consideration of RMB3,000 million (equivalent to approximately HK$2,460 million) to be paid by Kunlun Financial Leasing in instalments to Sichuan Petrochemical in relation to the purchase of the Lease Assets under the Finance Lease Agreement

“Sichuan Petrochemical”	PetroChina Sichuan Petrochemical Co., Ltd (中國石油四川石化有限責任公司), a company established in the PRC with limited liability and directly owned as to 90% by the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“RMB”	Renminbi, the lawful currency of the PRC

“%”	per cent

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

23 August 2012

As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping as the Vice Chairman and executive Director; Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

In this announcement, RMB has been translated into HK$ at the exchange rate close to the date of the Finance Lease Agreement of approximately HK$1 = RMB0.82. This is for illustrative purpose only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate.